

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 12, 2010

Pierre Quilliam
Chairman and Chief Executive Officer
Silver Falcon Mining, Inc.
7322 Manatee Avenue West #299
Bradenton, FL 34209

Re: **Silver Falcon Mining, Inc.**
          Registration Statement on Form 10
          Filed August 17, 2009, as amended December 2, 2009
          File No. 0- 53765

Dear Mr. Quilliam:

        We have completed our review of your Form 10 and have no further comments at
this time.

                                    Sincerely,

                                    Anne Nguyen Parker
                                    Branch Chief

cc: Robert Mottern